ANTOFAGASTA PLC

Conference Call
Interim Results 2004

Tuesday 7 September 2004
15:00 UK time (10:00 EST)

Dial-in numbers: 0500 551 088 (UK free-phone number)
+44 20 7162 0180 (Europe/North America)
+1 888 222 0364 (North America toll-free)

Pass code: Antofagasta

Website: to view simultaneous webcast of slides

http://events.genesysrichmedia.com/antofagasta/2004/09/07/

Slides will also be available for download approximately 1 hour before the call begins from the above website or www.antofagasta.co.uk

Presenters: Philip Adeane, (MD Antofagasta), Hussein Barma, (CFO Antofagasta) and Alejandro Rivera (CFO Antofagasta Minerals SA)

Replay: available 1 hour after conference call ends until 30 September

Dial in: 0500 637 880 (UK free-phone number)
+44 20 8288 4459 (Europe/North America) or
+1 334 323 6222 (North America)

Pass code: 656732

The presentation may also be viewed until 30 September by accessing website:

http://events.genesysrichmedia.com/antofagasta/2004/09/07/

Thereafter it will be archived on www.antofagasta.co.uk

For further information and confirmation, please contact Bankside Consultants, London:

Keith Irons Tel: +(44) 20 7444 4155
e-mail: keith@bankside.com

Lorna Corrie Tel: +(44) 20 7444 4156
e-mail: lorna.corrie@bankside.com